UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

SciPlay Corporation

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

809087109

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

SEBASTIAN ALSHEIMER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		948,565
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

948,565
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

948,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		169,404
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

169,404
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE AIRFLOW CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		229,618
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

229,618
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,347,587
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,347,587
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,347,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,347,587
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,347,587
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,347,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,117,969
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,117,969
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,117,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		229,618
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

229,618
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

229,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 809087109

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,347,587
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,347,587
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,347,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 809087109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.001 par value per share (the “Shares”), of SciPlay Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6601 Bermuda Road, Las Vegas, Nevada 89119.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Engine Capital LP, a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engine Airflow Capital, L.P., a Delaware limited partnership (“Engine Airflow”), with respect to the Shares directly and beneficially owned by it;
(iv)	Engine Capital Management, LP, a Delaware limited partnership (“Engine Management”), as the investment manager of each of Engine Capital, Engine Jet and Engine Airflow;
(v)	Engine Capital Management GP, LLC, a Delaware limited liability company (“Engine GP”), as the general partner of Engine Management;
(vi)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet;
(vii)	Engine Investments II, LLC, a Delaware limited liability company (“Engine Investments II”), as the general partner of Engine Airflow; and
(viii)	Arnaud Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Engine Capital, Engine Jet, Engine Airflow, Engine Management, Engine GP, Engine Investments, Engine Investments II, and Mr. Ajdler is 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105.

(c)       The principal business of each of Engine Capital, Engine Jet and Engine Airflow is investing in securities. Engine Management is the investment manager of each of Engine Capital, Engine Jet and Engine Airflow. Engine GP serves as the general partner of Engine Management. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Engine Investments II serves as the general partner of Engine Airflow. Mr. Ajdler serves as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II.

10

CUSIP No. 809087109

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ajdler is a citizen of Belgium.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engine Capital, Engine Jet and Engine Airflow were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 948,565 Shares beneficially owned by Engine Capital is approximately $12,467,123, including brokerage commissions. The aggregate purchase price of the 169,404 Shares beneficially owned by Engine Jet is approximately $2,227,218, including brokerage commissions. The aggregate purchase price of the 229,618 Shares beneficially owned by Engine Capital is approximately $3,036,421, including brokerage commissions.

Item 4.	Purpose of Transaction.

On October 3, 2022, Engine Capital delivered a letter (the “Letter”) to the Issuer’s board of directors (the “Board”) and the board of directors of Light & Wonder, Inc., the parent company of the Issuer. The full text of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and information exchanges with the Issuer’s management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations concerning changes to the Issuer’s operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, acquiring additional Shares, disposing of some or all of Shares, or changing their intention with respect to any and all matters referred to in Item 4.

11

CUSIP No. 809087109

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,627,455 Shares outstanding as of August 5, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

A.	Engine Capital
(a)	As of the date hereof, Engine Capital directly owned 948,565 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 948,565
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 948,565
4. Shared power to dispose or direct the disposition: 0

B.	Engine Jet
(a)	As of the date hereof, Engine Jet directly owned 169,404 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 169,404
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 169,404
4. Shared power to dispose or direct the disposition: 0

C.	Engine Airflow
(a)	As of the date hereof, Engine Airflow directly owned 229,618 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 229,618
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 229,618
4. Shared power to dispose or direct the disposition: 0

D.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital, Engine Jet and Engine Airflow, may be deemed to beneficially own the 1,347,587 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: Approximately 5.7%

12

CUSIP No. 809087109

(b)	1. Sole power to vote or direct vote: 1,347,587
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,347,587
4. Shared power to dispose or direct the disposition: 0

E.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 1,347,587 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 1,347,587
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,347,587
4. Shared power to dispose or direct the disposition: 0
F.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 1,117,969 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 1,117,969
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,117,969
4. Shared power to dispose or direct the disposition: 0

G.	Engine Investments II
(a)	Engine Investments II, as the general partner of Engine Airflow, may be deemed to beneficially own the 229,618 Shares owned in the aggregate by Engine Airflow.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 229,618
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 229,618
4. Shared power to dispose or direct the disposition: 0

H.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 1,347,587 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: Approximately 5.7%

13

CUSIP No. 809087109

(b)	1. Sole power to vote or direct vote: 1,347,587
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,347,587
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Securities during the past 60 days by certain of the Reporting Persons are set forth on Schedule A attached hereto and are incorporated herein by reference.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 3, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	The Letter, dated October 3, 2022.
99.2	Joint Filing Agreement, dated October 3, 2022.

14

CUSIP No. 809087109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2022

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Airflow Capital, L.P.

By:	Engine Investments II, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

15

CUSIP No. 809087109

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments II, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
Arnaud Ajdler

16

CUSIP No. 809087109

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

ENGINE CAPITAL LP

Sale of Class A Common Stock	(31,643)	12.6377	08/04/2022
Sale of Class A Common Stock	(42,423)	12.6594	08/05/2022
Sale of Class A Common Stock	(6,060)	13.5505	08/16/2022
Purchase of Class A Common Stock	2,121	10.9996	09/16/2022
Purchase of Class A Common Stock	16,970	10.9999	09/20/2022
Purchase of Class A Common Stock	11,009	11.1302	09/21/2022
Purchase of Class A Common Stock	19,422	11.1186	09/22/2022
Purchase of Class A Common Stock	16,095	10.9992	09/22/2022
Purchase of Class A Common Stock	8,912	10.9214	09/23/2022
Purchase of Class A Common Stock	16,970	10.9515	09/23/2022
Purchase of Class A Common Stock	16,970	10.8952	09/26/2022
Purchase of Class A Common Stock	7,996	11.5500	09/29/2022
Purchase of Class A Common Stock	29,391	11.6013	09/29/2022
Purchase of Class A Common Stock	596	11.7500	09/30/2022
Purchase of Class A Common Stock	19,037	11.7234	09/30/2022
Purchase of Class A Common Stock	20,788	11.7743	10/03/2022

CUSIP No. 809087109

ENGINE JET CAPITAL, L.P.

Sale of Class A Common Stock	(5,651)	12.6377	08/04/2022
Sale of Class A Common Stock	(7,577)	12.6594	08/05/2022
Sale of Class A Common Stock	(1,082)	13.5505	08/16/2022
Purchase of Class A Common Stock	379	10.9996	09/16/2022
Purchase of Class A Common Stock	3,030	10.9999	09/20/2022
Purchase of Class A Common Stock	1,966	11.1302	09/21/2022
Purchase of Class A Common Stock	3,468	11.1186	09/22/2022
Purchase of Class A Common Stock	2,873	10.9992	09/22/2022
Purchase of Class A Common Stock	1,591	10.9214	09/23/2022
Purchase of Class A Common Stock	3,030	10.9515	09/23/2022
Purchase of Class A Common Stock	3,030	10.8952	09/26/2022
Purchase of Class A Common Stock	1,427	11.5500	09/29/2022
Purchase of Class A Common Stock	5,247	11.6013	09/29/2022
Purchase of Class A Common Stock	106	11.7500	09/30/2022
Purchase of Class A Common Stock	3,399	11.7234	09/30/2022
Purchase of Class A Common Stock	3,712	11.7743	10/03/2022

ENGINE AIRFLOW CAPITAL, L.P.

Sale of Class A Common Stock	(43,823)	12.5598	08/08/2022
Sale of Class A Common Stock	(69,691)	12.5271	08/09/2022
Sale of Class A Common Stock	(33,149)	13.6682	08/12/2022
Sale of Class A Common Stock	(1,825)	13.5505	08/16/2022